FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated May 2, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

P.O. Box 194

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-131369 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.  Registrant’s report for the first quarter of 2011.

2.  Reconciliation of Adjusted Operating Profit (Core Earnings) to Operating Profit (attached as Exhibit 99.1 herto).

3.  Table of unaudited consolidated capitalization of the Registrant at March 31, 2011 (attached as Exhibit 99.2 herto).

2

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 2, 2011

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe

Peter Yngwe, President

3

SEK 2011

Interim Report No.1

First quarter of 2011

•                  Operating profit (IFRS) for the first quarter of 2011 amounted to Skr 458.0 million (Q110: Skr 279.2 million)

•                  Core Earnings for the first quarter of 2011 amounted to Skr 333.9 million (Q110: Skr 318.7 million)

•                  New lending, directly to Swedish exporters and to their customers amounted to Skr 5.9 billion during the first quarter of 2011 (1Q10: Skr 14.1 billion)

•                  The outstanding volume of offers for loans at the end of the first quarter of 2011 was Skr 101.0 billion (Year-end 2010: Skr 86.6 billion)

2011

For the period

01/01/11 — 31/03/11

Download the report at www.sek.se

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on April 29, 2011.

Additional information about SEK, including investor presentations and the Annual Report for the financial year 2010, is available at www.sek.se

SEK has established the following expected dates for publishing economic information for the financial year 2011:

July 22, 2011	Interim Report for the period January 1- June 30, 2011
October 25, 2011	Interim Report for the period January 1- September 30, 2011

SEK’s mission

The mission of the Swedish Export Credit Corporation (SEK) is to secure access to financial solutions on a commercial basis to the Swedish export economy. SEK was founded in 1962 and is owned by the Swedish state.

Financial Highlights

Amounts (other than %) in mn	Jan-Mar, 2011 Skr		Oct-Dec, 2010 Skr		Jan-Mar, 2010 Skr		Jan-Dec, 2010 Skr		Jan-Mar, 2011 USD (6)
Results
Net interest revenues	435.5		507.1		414.8		1,898.5		69.1
Operating profit	458.0		2,968.0		279.2		3,939.7		72.7
Net profit	334.3		2,181.8		203.7		2,891.7		53.0
Pre-tax return on equity (1)	14.6%		33.1%		8.3%		30.2%		14.6%
After-tax return on equity (1)	10.6%		26.6%		6.1%		22.2%		10.6%

Adjusted operating profit (Core Earnings) (2)	333.9		3,066.1		318.7		4,114.7		53.0
Pre-tax return on equity (Core Earnings) (1)	10.6%		41.2%		10.7%		35.7%		10.6%
After-tax return on equity (Core Earnings) (1)	7.7%		30.5%		7.9%		26.3%		7.7%

Operating profit excluding profit from sale of Swedbank shares
Operating profit	458.0		403.0		279.2		1,374.7		72.7
Pre-tax return on equity (1)	14.6%		12.8%		8.3%		10.6%		14.6%
After-tax return on equity (1)	10.6%		11.6%		6.1%		7.7%		10.6%

Adjusted operating profit (Core Earnings) (2)	333.9		501.1		318.7		1,549.7		53.0
Pre-tax return on equity (Core Earnings) (1)	10.6%		18.1%		10.7%		13.5%		10.6%
After-tax return on equity (Core Earnings) (1)	7.7%		13.5%		7.9%		9.9%		7.7%

Customer financing
New customer financial transactions (3)	5,936		9,665		14,052		48,749		942
of which direct customer financing	1,404		2,641		3,288		24,388		223
of which end customer financing	4,532		7,024		10,764		24,361		719
Loans, outstanding and undisbursed (3), (4)	204,495		217,862		231,591		217,862		32,447

Borrowing
New long-term borrowings (5)	16,664		17,596		17,382		76,644		2,560
Outstanding senior debt	270,964		300,671		326,268		300,671		42,993
Outstanding subordinated debt	2,353		2,590		3,139		2,590		373

Total assets	311,861		339,688		371,230		339,688		49,482

Capital
Capital adequacy ratio, including Basel I-based additional requirements	23.9	%(8)	22.4	%(8)	19.8	%(8)	22.4	%(8)	23.9	%(8)
Capital adequacy ratio, excluding Basel I-based additional requirements	24.5	%(7)	22.4	%(7)	20.1	%(7)	22.4	%(7)	24.5	%(7)

The notes that the footnote markers in the above table refer to are contained in the Supplemental Information to the financial statements contained herein.

Unless otherwise indicated, amounts in this report are in millions (mn) of Swedish krona (Skr), abbreviated “Skr mn” and relate to the group consisting of SEK and its consolidated subsidiaries (the “Group” or the “Consolidated Group”). The international code for the Swedish currency, SEK, is not used in this report in order to avoid confusion with the same three-letter abbreviation, which has been used to denote AB Svensk Exportkredit since the company was founded in 1962.

Unless otherwise indicated, in matters concerning positions amounts refer to those as at March 31, 2011 and December 31, 2010, and in matters concerning flows, the three-month period ended on March 31. Amounts within parentheses refer to the same date (in matters concerning positions), or the same period (in matters concerning flows) of the preceding year.

AB Svensk Exportkredit (SEK) is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obligated to add “(publ.)” to its company name.

Statement by the President

Continued focus on cooperation and adding value for our customers

SEK saw a cautious start to the year. There are indications however from Swedish exporters that there is significant activity in markets and a many deals that require long term financing are underway. This is reflected for example by the high volume of offer of credits amounting to Skr 101.0 billion at the end of the period.

Emerging markets continue to show significant growth and there is strong demand for products in sectors such as infrastructure which is creating major opportunities for Swedish exporters. To achieve success in emerging markets, exporters also require access to competitive financing solutions. SEK’s role as a reliable supplier of long-term financing will therefore be of increasing importance at the same time as new regulation affecting the financial sector will make it less interesting for banks to offer long-term financing. In 2011 we will continue to help Swedish exporters and increase their international competitiveness.

Cooperation with banks and other financial partners remains a top priority and is vital in ensuring attractive financing for Swedish exporters. SEK’s complementary role in the market and its independent position mean that we are able to cooperate with all parties in an atmosphere of trust that is in the best interests of Swedish exporters.

SEK’s operating profit (IFRS) for the first quarter of 2011 amounted to Skr 458.0 million, which is a Skr 178.8 million increase over the corresponding period in 2010. Adjusted operating profit amounted to Skr 333.9 million, compared with Skr 318.7 million for the same period in 2010.

Large business opportunities for Swedish exporters

There was a continued high demand among Swedish exporters for financing from SEK in the first quarter of 2011 reflected for example in the volume of offers of loans. However, the number of completed deals were fewer than in the same period of 2010.

New lending by SEK to the Swedish export industry amounted to approximately Skr 5.9 billion in the first quarter. This was a decrease of Skr 8.2 billion from the corresponding period in 2010. The decrease is in part due to that many exporters secured long-term financing during the financial crisis, and in part to that access to short and medium term financing has improved.

The outstanding volume of offers for loans has increased and amounted to Skr 101.0 billion at the end of the period illustrating that there are significant demand for long term financing and SEK’s lending volumes could increase later in the year.

SEK’s lending operations consist of direct lending to Swedish exporters and end-customer financing, in which SEK provides financing for the customers of Swedish exporters, i.e. buyers of Swedish goods and services. New lending in the period was dominated by end-customer financing, which totaled Skr 4.5 billion, while direct financing amounted to approximately Skr 1.4 billion.

Access to end-customer financing is an especially important competitive advantage in developing markets, and has also increased in importance in Western Europe and North America due to the financial crisis. Developing markets are growing rapidly and there is great demand for products within sectors such as infrastructure, in which Swedish exports have traditionally been very strong.

During the period, a transaction in which SEK participated received the prestigious Deal of the Year award from the journal, Trade Finance Magazine. The deal related to the supply of 13 turbines by Siemens in Finspång for a solar energy project. SEK provided financing for this project. The transaction was guaranteed by EKN (the Swedish Credits Guarantee Board), and arranged by Citibank and Deutsche Bank.

New customer financing

(Skr billion)

	Jan-Mar 2011	Jan-Mar 2010	Jan-Dec 2010
Customer financing of which:
- Direct customer financing	1.4	3.3	24.4
- End customer financing	4.5	10.8	24.3
Total (1)	5.9	14.1	48.7

(1) Of which Skr 2.4 billion (Q110: Skr 9.7 billion) has not yet been disbursed at period end.

New customer financing by sector

(excluding syndicated customer transactions)

New customer financing

(Skr billion)

Well diversified borrowing

SEK continued to have good access to all important international capital markets and its work to further diversify new borrowing has been successful.

Total new long-term borrowing amounted to Skr 16.7 billion, which is a decrease of Skr 0.7 billion from the same period of 2010. Repurchase of own debt amounted to Skr 1.8 billion (2010: Skr 1.4 billion) and early redemption on own debt amounted to Skr 14.8 billion (2010: Skr 3.0 billion).

The US market was the most important market during this period and accounted for over half, 55 percent, of SEK’s total new borrowing.

The company’s work to diversify new borrowing is important in ensuring that SEK always has access to all important capital markets, whatever the economic conditions, which represents a major competitive advantage for Swedish exporters.

The Japanese capital market has traditionally been very important for SEK’s funding. However, SEK’s use of this market decreased during the period as SEK has been prepared to pay less in Japan in order to limit the volume of new borrowing. In contrast, the European market increased in importance, contributing 17 percent of SEK’s total new borrowing in the first quarter. In January, SEK issued a public three-year GBP 200 million bond, which was SEK’s first issue on the sterling bond market in 10 years. SEK also increased a previous public bond issue on the Norwegian market by an additional NOK 350 million.

New borrowing

Long-term borrowing (Skr billion)

Markets, 2011

Products, 2011

Comments to the consolidated financial accounts

Consolidated statements of comprehensive income and performance measurement

SEK discloses both operating profit (calculated in accordance with IFRS) and an adjusted measure of operating profit (that we refer to as our “adjusted operating profit” or “Core Earnings”). Adjusted operating profit (Core Earnings) excludes from operating profit changes in fair value of certain financial instruments, which are recognized for IFRS purposes.

Core Earnings is a supplementary metric to operating profit (IFRS). Operating profit (IFRS) values certain financial instruments at fair value even when SEK has the intention and the ability to hold them to maturity. Adjusted operating profit (Core Earnings) does not reflect these mark-to-market valuation effects.

Performance measurement and return on equity

	Jan-Mar,	Oct-Dec,	Jan-Mar,	Jan-Dec,
Skr mn	2011	2010	2010	2010
Operating profit	458.0	2,968.0	279.2	3,939.7
Elimination for change in market valuation according to IFRS (Note 2)	-124.1	98.1	39.5	175.0
Adjusted operating profit (Core Earnings)	333.9	3,066.1	318.7	4,114.7
After-tax return on equity (Operating profit)	10.6%	26.6%	6.1%	22.2%
After-tax return on equity (Core Earnings)	7.7%	30.5%	7.9%	26.3%

First quarter 2011

Operating profit (IFRS)

Operating profit (IFRS) amounted to Skr 458.0 million (1Q10: Skr 279.2 million), an increase of 64.0 percent compared to the same period of 2010. The increase was mainly due to unrealized changes in value amounting to Skr 124.1 million compared to negative changes in value during the same period of 2010 amounting to Skr 39.5 million. In addition, this increase was due to higher net interest revenues.

Net interest revenues

Net interest revenues amounted to Skr 435.5 million (1Q10: Skr 414.8 million), an increase of 5.0 percent compared to the same period of 2010. The increase was mainly due to higher fees to the state´s stability fund during the same period last year. The fees are mandatory and payable in accordance with the Law on State Aid for Financial Institutions.

The average margin on debt-financed assets was 0.49 percent per annum (1Q10: 0.39 percent), an increase of 26 percent compared to the same period of 2010. The increase in margin was mainly due to lower costs regarding the above mentioned fee.

The average amount of debt-financed assets amounted to Skr 275.4 billion (1Q10: Skr 321.3 billion) during the period, a decrease of 14.3 percent compared to the same period of 2010. The average size of the loan portfolio decreased compared to the same period previous year due to lower demand on loans. The average volume in the liquidity decreased compared to the same period last year. The margins of the loan portfolio and the liquidity portfolio increased slightly.

Net results of financial transactions

The net result of financial transactions for the first quarter 2011 was Skr 142.6 million (1Q10: Skr -20.4 million). The year-over-year increase was mainly due to a positive unrealized change in fair value from the revaluation of some financial assets and liabilities at fair value amounting to Skr 124.1 million, while, by contrast, the corresponding item for 2010 consisted of a negative unrealized change amounting to Skr 39.5 million. The positive change in fair value was due to a revaluation on derivatives related to a weaker USD exchange rate, while the negative change in fair value during the same period 2010 was mainly due to changes in fair value on long-term borrowing.

Personnel expenses and other expenses

Personnel expenses totaled Skr 70.5 million (1Q10: Skr 63.1 million) and other expenses totaled Skr 47.2 million (1Q10: Skr 42.9 million). Personnel expenses include a cost for the general personnel incentive system of Skr 8.9 million. The cost for the corresponding period 2010 was Skr 0.0 million.

Net credit losses

Credit losses for the first quarter 2011amounted to a net recovery of Skr 0.1 million (1Q10: Skr -7.5 million). Impairments of financial assets that have been made during the first quarter of 2011 amounted to Skr -2.2 million (1Q10: Skr -25.1 million). Impairments were higher during the first quarter of 2010, mainly due to expected losses related to two CDOs with impaired ratings. Reversal of previous write-downs amounted to Skr 1.0 million (1Q10: Skr 17.2 million). The reversal in 2010 is mainly due to decreased provisions related to assets not individually reserved for since it was assessed that the credit risk for those exposures covered by this estimate had decreased.

Changes in fair value in other comprehensive income

Changes in fair value not reported in net profit but in other comprehensive income amounted to Skr -121.3 million in the first quarter (1Q10: Skr 152.3 million), of which Skr 10.9 million (1Q10: Skr 110.5 million) was attributable to available-for-sale securities and Skr -132.2 million (1Q10: Skr 41.8 million) was attributable to derivatives in cash-flow hedges. After deduction for tax amounting to Skr 31.9 million (1Q10: Skr -40.0 million), other comprehensive income amounted to Skr -89.4 million (1Q10: Skr 112.3 million).

Statements of Financial Position

Total assets and liquidity

SEK’s total assets amounted to Skr 311.9 billion as of March 31, 2011, a decrease of 8.2 percent from the year-end 2010 (Year-end 2010: Skr 339.7 billion). The decrease is primarily due to reduced liquidity and to some extent a stronger Swedish Krona, mainly against USD and Euro, which affects both the loan portfolio and the liquidity portfolio.

The combined amount of loans outstanding and loans committed though not yet disbursed amounted to Skr 204.5 billion as of March 31, 2011 (Year-end 2010: Skr 217.9 billion), representing a decrease of 6.1 percent since the 2010 year-end. Of the total amount at March 31, 2011, Skr 171.4 billion represented outstanding loans, a decrease of 4.6 percent from the year-end 2010 (Year-end 2010: Skr 179.7 billion). Included in the total amount of outstanding loans, loans in the S-system amounted to Skr 23.9 billion (Year-end 2010: Skr 24.0 billion).

As of March 31, 2011  the aggregate amount of outstanding offers amounted to Skr 101.0 billion, an increase of 16.6 percent since the year-end 2010 (Year-end 2010: Skr 86.6 billion). Skr 88.5 billion (Year-end 2010: Skr 75.8 billion) of outstanding offers derived from the S-system.

Of the total counterparty exposure at March 31, 2011, 41 percent (Year-end 2010: 41 percent) was to states and government export credit agencies; 32 percent (Year-end 2010: 33 percent) was to financial institutions; 7 percent (Year-end 2010: 7 percent) was to asset-backed securities; 13 percent (Year-end 2010: 12 percent) was to companies, and 7 percent (Year-end 2010: 7 percent) was to municipalities. SEK’s exposure to derivative counterparties is significantly limited compared to the amount of derivatives reported among SEK’s assets since most derivatives are subject to collateral agreements. See the table “Total Exposures” in Note 11 to the financial statements included herein.

SEK’s hedging relationships are expected to be effective in offsetting changes in fair value attributable to hedged risks. The gross value of certain items in the statements of financial position, particularly derivatives and issued (non-subordinated) securities, which effectively hedge each other, requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates. If different valuation models or assumptions were used, or if assumptions changed, this could produce different valuation results. Excluding the impact on valuation of spreads on SEK’s own debt (which can be significant), such changes in fair value would generally offset each other, with little impact on the value of net assets (see Notes 6 and 7).

Liabilities and equity

As of March 31, 2011, the aggregate volume of funds borrowed and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. Thus, we consider that all outstanding commitments are covered through maturity.

In addition to the ordinary dividend of Skr 518.0 million it was decided at an extraordinary general meeting held on December 1, 2010 that SEK is to pay a special dividend amounting to Skr 1,890.0 million. The dividend was paid to SEK’s sole owner, the Swedish state, on December 15, 2010. The Board of Directors has resolved to propose at the annual general meeting that a dividend for fiscal year 2010 of Skr 301.0 million be paid (2009: Skr 518.0 million), which represents 30 percent of net profit after tax (IFRS) excluding the impact of sale of Swedbank shares.

Capital Adequacy

SEK’s capital adequacy ratio calculated according to Basel II, Pillar 1, was 24.5 percent as of March 31, 2011 (Year-end 2010: 22.4 percent), without taking into account the effects of currently applicable transitional rules. Taking such rules into account, the capital adequacy ratio was 23.9 percent as of March 31, 2011 (Year-end 2010: 22.4 percent), of which the core capital ratio was 23.9 percent (Year-end 2010: 22.4 percent). See Note 11 for further information on capital adequacy, risk and exposure.

Changes in the capital adequacy rules that came into force at the end of 2010 will cause changes in Tier-1 capital requirements. If the changed rules would have been applied on the present capital base this would have created that the Tier-1 capital would have decreased by 3.6 percentage to 20.3 percent with the corresponding increase in the Tier-2 capital. As all Tier-1 capital contribution are securities issued under the previous regulatory framework, the entire value for such securities is therefore included according to the transitional arrangements in FFFS 2010:10.

Events after the Reporting Period

On April 13, 2011, the Parent Company in the Consolidated Group sold all of the shares in the wholly-owned subsidiary AB Sektionen to a company in the LMK Industri AB Group. AB Sektionen’s main asset is its building, which served as SEK’s headquarters up to December 17, 2010, when SEK moved its headquarters to new, rented, premises. AB Sektionen’s operating business before the sale was to rent its building to the Parent Company. The sale is expected to have a positive pre-tax effect of approximately Skr 100 million on the Consolidated Group´s comprehensive income and equity during the second quarter 2011.

Consolidated Statements of Comprehensive Income Unaudited (except for Jan-Dec, 2010)

Skr mn	Note	Jan-Mar 2011	Oct-Dec 2010	Jan-Mar 2010	Jan-Dec 2010
Interest revenues		2,526.8	2,703.5	2,980.1	12,183.1
Interest expenses		-2,091.3	-2,196.4	-2,565.3	-10,284.6
Net interest revenues		435.5	507.1	414.8	1,898.5
Commissions earned		6.1	3.8	7.4	19.7
Commissions incurred		-4.9	-3.1	-6.0	-19.9
Net results of financial transactions	2	142.6	2,598.7	-20.4	2,497.6
Operating income		579.3	3,106.5	395.8	4,395.9

Personnel expenses		-70.5	-78.7	-63.1	-259.4
Other expenses		-47.2	-55.4	-42.9	-191.9
Depreciations and amortizations of non-financial assets		-3.7	-2.9	-3.1	-13.1
Net credit losses	3	0.1	-1.5	-7.5	8.2
Operating profit		458.0	2,968.0	279.2	3,939.7

Taxes	4	-123.7	-786.2	-75.5	-1,048.0
Net profit for the period (after taxes)(1)		334.3	2,181.8	203.7	2,891.7

Changes in fair value
Available-for-sale securities(5)		10.9	-2,582.2	110.5	-1,652.1
Derivatives in cash flow hedges		-132.2	-226.9	41.8	-205.6
Tax on other comprehensive income	4	31.9	738.9	-40.0	488.6
Total other comprehensive income		-89.4	-2,070.2	112.3	-1,369.1
Total comprehensive income(1)		244.9	111.6	316.0	1,522.6

(1) The entire profit goes to the shareholder of the Parent Company.

(5) The change from the period October to December, 2010, is attributable to changes in the value of the shares in Swedbank. See Note 10.

Consolidated Statements of Financial Position Unaudited (except for Jan-Dec, 2010)

Skr mn	Note	March 31, 2011	December 31, 2010
Assets
Cash and cash equivalents	5, 6	2,707.2	8,798.0
Treasuries/government bonds	5, 6	5,838.2	5,431.3
Other interest-bearing securities except loans	5, 6	97,660.4	100,533.0
Loans in the form of interest-bearing securities	5, 6	66,353.7	71,805.8
Loans to credit institutions	3, 5, 6	24,098.4	22,538.9
Loans to the public	3, 5, 6	82,668.1	87,101.9
Derivatives	6, 7	27,178.7	37,659.8
Property, plant, equipment and intangible assets		157.8	159.3
Other assets		1,897.3	1,704.1
Prepaid expenses and accrued revenues		3,300.9	3,955.5
Total assets		311,860.7	339,687.6

Liabilities and equity
Borrowing from credit institutions	6	9,092.4	14,342.8
Borrowing from the public	6	19.1	19.3
Senior securities issued	6	261,852.4	286,309.5
Derivatives	6, 7	19,821.2	18,057.4
Other liabilities		2,182.5	1,640.6
Accrued expenses and prepaid revenues		3,104.8	3,443.4
Deferred tax liabilities		567.8	660.9
Provisions		53.0	53.6
Subordinated securities issued	6	2,352.8	2,590.3
Total liabilities		299,046.0	327,117.8

Share capital		3,990.0	3,990.0
Reserves		-94.6	-5.2
Retained earnings		8,919.3	8,585.0
Total equity		12,814.7	12,569.8

Total liabilities and equity		311,860.7	339,687.6

Collateral provided etc.
Collateral provided		None	None
Interest-bearing securities
Subject to lending		161.1	229.7

Contingent assets and liabilities	10	4.5	4.5

Commitments
Committed undisbursed loans	10	33,117.7	38,205.2

Consolidated Statements of Changes in Equity, in Summary Unaudited (except for Jan-Dec, 2010)

			Reserves
Skr mn	Equity	Share capital (1)	Hedge reserve	Fair value reserve	Retained earnings
Opening balance of equity January 1, 2010	13,455.2	3,990.0	180.0	1,184.8	8,100.4
Net profit Jan-Mar, 2010	203.7				203.7
Other comprehensive income related to:
Available-for-sale securities	110.5			110.5
Derivatives in cash flow hedges	41.8		41.8
Tax on other comprehensive income Jan-Mar, 2010	-40.0		-11.0	-29.0
Total other comprehensive income Jan-Mar, 2010	112.3		30.8	81.5
Total comprehensive income Jan-Mar, 2010	316.0		30.8	81.5	203.7
Closing balance of equity March 31, 2010 (2), (3)	13,771.2	3,990.0	210.8	1,266.3	8,304.1
Opening balance of equity January 1, 2010	13,455.2	3,990.0	180.0	1,184.8	8,100.4
Net profit Jan-Dec, 2010	2,892.6				2,892.6
Other comprehensive income related to:
Available-for-sale securities	-1,653.3			-1,653.3
Derivatives in cash flow hedges	-205.6		-205.6
Tax on other comprehensive income Jan-Dec, 2010	488.9		54.1	434.8
Total other comprehensive income Jan-Dec, 2010	-1,370.0		-151.5	-1,218.5
Total comprehensive income Jan-Dec, 2010	1,522.6		-151.5	-1,218.5	2,892.6
Dividend	-2,408.0				-2,408.0
Closing balance of equity December 31, 2010 (2), (3)	12,569.8	3,990.0	28.5	-33.7	8,585.0
Opening balance of equity January 1, 2011	12,569.8	3,990.0	28.5	-33.7	8,585.0
Net profit Jan-Mar, 2011	334.3				334.3
Other comprehensive income related to:
Available-for-sale securities	10.9			10.9
Derivatives in cash flow hedges	-132.2		-132.2
Tax on other comprehensive income Jan-Mar, 2011	31.9		34.7	-2.8
Total other comprehensive income Jan-Mar, 2011	-89.4		-97.5	8.1
Total comprehensive income Jan-Mar, 2011	244.9		-97.5	8.1	334.3
Closing balance of equity March 31, 2011 (2), (3)	12,814.7	3,990.0	-69.0	-25.6	8,919.3

(1) The total number of shares is 3,990,000.

(2) The entire equity goes to the shareholder of the Parent Company.

(3) SEK has access to a guarantee of Skr 600 million, issued by the owner, the Swedish state, from which SEK has the right to withdraw capital if SEK deems it be necessary to  be able to fulfill its obligations. Given that SEK’s owner, the Swedish state, in 2008 contributed substantial amounts of new equity to SEK, the abovementioned guarantee has been deemed by SEK no longer be required and will therefore expire at June 30, 2011.

Consolidated Statements of Cash Flows, in Summary Unaudited

	Jan-Mar,	Jan-Mar,
Skr mn	2011	2010
Cash flow from operating activities	3,097.8	-799.1
Cash flow from investing activities	-2.5	-2.7
Cash flow from financing activities	-9,176.7	4,282.8
Cash flow for the period	-6,081.4	3,481.0

Cash and cash equivalents at beginning of year	8,798.0	17,636.5
Net decrease (-) /increase (+) in cash and cash equivalents	-6,081.4	3,481.0
Exchange rate differences on cash and cash equivalents	-9.4	-6.7
Cash and cash equivalents at end of period (1)	2,707.2	21,110.8

(1) “Cash and cash equivalents” includes, in this context, cash, cash equivalents and short-term investments for which the redemption amount is known in advance and the time to maturity did not exceed three months on the acquisition date.

Notes

1	Applied accounting principles
2	Net results of financial transactions
3	Impairment and past-due receivables
4	Taxes
5	Loans and liquidity
6	Classification of financial assets and liabilities
7	Derivatives
8	S-system
9	Segment reporting
10	Contingent liabilities, contingent assets and commitments
11	Capital Adequacy and Exposures
12	Events after the Reporting Period

All amounts are in Skr million, unless otherwise indicated. All figures concern the Consolidated Group, unless otherwise indicated.

Note 1. Applied accounting principles

This Interim Report is presented in accordance with IAS 34, Interim Financial Reporting. The Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) and interpretations of these standards as adopted by the European Commission.  The accounting also follows the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) and the regulation and general guidelines issued by the Swedish Financial Supervisory Authority, “Annual reports in credit institutions and securities companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied.

The Group has adopted the following revised standards and interpretations, as well as “Improvements to IFRSs” from IASB from 2011 in these financial statements, but these have had little or no impact on the SEK’s financial reporting:

IAS 32 Financial Instruments: Presentation - Classification of Rights Issues. The definition of a liability is changed with the effect that rights issues fixed in a currency other than their functional currency and given pro rata to existing owners are classified as equity instruments.

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments. The interpretation clarifies how an entity shall account for renegotiated terms of a financial liability resulting in issuing of equity instruments to the creditor to fully, or partially, extinguish a financial liability.

IFRIC 14 Prepayments of a minimum funding requirement - amendment. The amendment gives guidance in assessments of recoverability on pension assets and requires an early payment of contributions to cover the minimum funding requirements to be accounted for as an asset.

IAS 34 Interim Financial Reporting. The amendment clarifies disclosure requirements, among others that disclosures regarding financial instruments might be needed.

In all other respects, the Group’s accounting policies and methods of computation are the same as those used for the 2010 annual financial statements. The interim financial statements do not include all the disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2010.

Note 2. Net results of financial transactions

Skr mn	Jan-Mar, 2011	Oct-Dec, 2010	Jan-Mar, 2010	Jan-Dec, 2010
Net result of financial transactions was related to:
Currency exchange effects on assets and liabilities excluding assets and liabilities valued at fair value	0.8	-2.2	2.3	-0.8
Realized results on settled assets and repurchased debt	17.7	2,699.0	16.8	2,673.4
Total net result of financial transactions, before certain fair value changes	18.5	2,696.8	19.1	2,672.6

Changes in fair value related to financial assets, financial liabilities and related derivatives	124.1	-98.1	-39.5	-175.0
Total net result of financial transactions	142.6	2,598.7	-20.4	2,497.6

The disposal of the shares in Swedbank in the fourth quarter of 2010 is reported in the line item Realized results on settled assets and repurchased debt with a value of Skr 2,565.0 which correspond to the changes in fair value that earlier have been reported as other comprehensive income and have been included in the fair value reserve within equity.

Note 3. Impairment and past-due receivables

Skr mn	Jan-Mar, 2011	Oct-Dec, 2010	Jan-Mar, 2010	Jan-Dec, 2010
Credit losses (1), (2), (3)	-2.2	-2.4	-25.1	-119.7
Reversal of previous write-downs (1),(3)	1.0	0.5	17.2	126.9
Net impairments and reversals	-1.2	-1.9	-7.9	7.2
Recovered credit losses	1.3	0.4	0.4	1.0
Net credit losses	0.1	-1.5	-7.5	8.2
of which related to loans(4)	-0.5	4.3	3.8	92.8
of which related to liquidity portfolio(4)	0.6	-5.8	-11.3	-84.6

Changes in reserves of financial assets:
Balance brought forward	-561.1	-559.2	-939.9	-939.9
Impaired financial assets sold (1)	—	—	—	371.6
Net impairments and reversals	-1.2	-1.9	-7.9	7.2
Balance carried forward	-562.3	-561.1	-947.8	-561.1
of which related to loans(4)	-31.2	-41.6	-469.0	-41.6
of which related to liquidity portfolio(4)	-531.1	-519.5	-478.8	-519.5

(1) During the second quarter of  2010 the exposure to Glitnir Bank was settled, which resulted in a Skr 87.4 million reversal of previous write-downs. No impairment charges were recorded during 2010 in relation to SEK’s exposure to Glitnir Bank.

(2) SEK has two assets in form of CDOs. These two CDOs are first-priority-tranches with end-exposure to the U.S. sub-prime market. No impairment charges were recorded for the  three-month period  in relation to two CDOs (1Q10 Skr 25.5 million), amounting the total of such impairment to Skr 475.4 million (Year-end 2010: Skr 475.4 million). The assets have a book value of Skr 588.3 million (Year-end 2010: Skr 638.4 million).

(3) No provisions or dissolution related to bad debts not linked to a specific counterparty were recorded for the three-month period (1Q10  dissolution of Skr 15.0 million). This means that the provision for bad debt not linked to a specific counterparty amounted to Skr 50.0 million (Year-end 2010: Skr 50.0 million). The provision for bad debts not linked to a specific counterparty relates to deterioration in credit quality related to assets not individually reserved for.

(4) See Note 5 for defintions.

Past-due receivables

As past-due receivables the Company reports receivables with principal or interest that is more than 90 days past due. Receivables past due have been recorded to reflect the amounts expected to actually be received at settlement.

Skr mn	March 31, 2011		December 31, 2010

Past-due receivables:
Aggregate amount of principal and interest more than 90 days past-due	392.6	(1),(2)	273.2	(1),(2)
Aggregate amount less than 90 days past-due on such receivables	139.8	(1)	150.8	(1)
Principal amount not past-due on such receivables	39.7	(1)	42.9	(1)

(1) Past-due receivables consist primarily of one loan in respect of which discussion of restructuring has been initiated but not concluded. The credit is fully covered by adequate guarantees and therefore no loan loss reservation has been made. Principal amount not past-due on such receivables amounts to Skr 2,306.2 million (Year-end 2010: Skr 2,640.0 million) which is not included in principal amount not past-due in the table above since the receivables are subject to renegotiation.

(2) Of the aggregate amount of principal and interest past due Skr 139.8 million (Year-end 2010: Skr 273.2 million) was due for payment more than three but less than six months before the balance-sheet date, and Skr 252.8 million (Year-end 2010: Skr 0.0 million) was due for payment more than six but less than nine months before the balance-sheet date.

Note 4. Taxes

The reported amount of taxes represents actual tax and deferred tax. Deferred tax includes deferred taxes on temporary differences, including deffered tax related to untaxed reserves.

Note 5. Loans and liquidity

SEK treats loans in the form of interest-bearing securities as a part of SEK’s total loans. SEK’s total loans and liquidity are calculated as follows:

Skr mn	March 31, 2011	December 31, 2010
Loans:
Loans in the form of interest-bearing securities	66,353.7	71,805.8
Loans to credit institutions (1)	24,098.4	22,538.9
Loans to the public	82,668.1	87,101.9
Less:
Deposits with time to maturity exceeding three months(1)	-1,742.9	-1,790.2
Total loans	171,377.3	179,656.4

Liquidity:
Cash and cash equivalents (1)	2,707.2	8,798.0
Deposits with time to maturity exceeding three months(1)	1,742.9	1,790.2
Treasuries/government bonds	5,838.2	5,431.3
Other interest-bearing securities except loans	97,660.4	100,533.0
Total liquidity	107,948.7	116,552.5

Total interest-bearing assets	279,326.0	296,208.9

(1) “Cash and cash equivalents” includes cash, cash equivalents and short-term deposits for which the redemption amount is known in advance and the time to maturity did not exceed three months on the acquisition date.

Note 6. Classification of financial assets and liabilities

Financial assets by accounting category:

	March 31, 2011
		Financial assets at fair value through profit or loss
Skr mn	Total	Held for trading Derivatives used for economic hedges (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available for sale	Loans and receivables (1)
Cash and cash equivalents	2,707.2
Treasuries/government bonds	5,838.2				5,801.1	37.1
Other interest-bearing securities except loans	97,660.4		4,554.7		11,138.7	81,967.0
Loans in the form of interest-bearing securities	66,353.7		2,336.4			64,017.3
Loans to credit institutions	24,098.4					24,098.4
Loans to the public	82,668.1					82,668.1
Derivatives	27,178.7	16,967.9		10,210.8
Total financial assets	306,504.7	16,967.9	6,891.1	10,210.8	16,939.8	252,787.9

Financial liabilities by accounting category:

	March 31, 2011
		Financial liabilities at fair value through profit or loss
Skr mn	Total	Held for trading Derivatives used for economic hedges (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities (3)
Borrowing from credit institutions	9,092.4				9,092.4
Borrowing from the public	19.1				19.1
Senior securities issued	261,852.4		145,207.1		116,645.3
Derivatives	19,821.2	17,435.5		2,385.7
Subordinated securities issued	2,352.8				2,352.8
Total financial liabilities	293,137.9	17,435.5	145,207.1	2,385.7	128,109.6

Financial assets by accounting category:

	December 31, 2010
		Financial assets at fair value through profit or loss
Skr mn	Total	Held for trading Derivatives used for economic hedges (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available for sale	Loans and receivables (1)
Cash and cash equivalents	8,798.0					8,798.0
Treasuries/government bonds	5,431.3					5,431.3
Other interest-bearing securities except loans	100,533.0		5,522.7		9,082.6	85,927.7
Loans in the form of interest-bearing securities	71,805.8		2,383.9			69,421.9
Loans to credit institutions	22,538.9					22,538.9
Loans to the public	87,101.9					87,101.9
Derivatives	37,659.8	22,775.9		14,883.9
Total financial assets	333,868.7	22,775.9	7,906.6	14,883.9	9,082.6	279,219.7

Financial liabilities by accounting category:

	December 31, 2010
		Financial liabilities at fair value through profit or loss
Skr mn	Total	Held for trading Derivatives used for economic hedges (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities (3)
Borrowing from credit institutions	14,342.8				14,342.8
Borrowing from the public	19.3				19.3
Senior securities issued	286,309.5		162,595.0		123,714.5
Derivatives	18,057.4	16,050.3		2,007.1
Subordinated securities issued	2,590.3				2,590.3
Total financial liabilities	321,319.3	16,050.3	162,595.0	2,007.1	140,666.9

(1) Of loans and receivables, approximately 11 percent (Year-end 2010: 11 percent) are subject to fair-value hedge accounting and 6 percent (Year-end 2010: 5 percent) are subject to cash-flow hedge accounting.

(2) Derivatives used for economic hedges, accounted for as held-for-trading in accordance with IAS 39.

(3) Of other financial liabilities, approximately 91 percent (Year-end 2010: 88 percent) are subject to fair-value hedge accounting.

There has been no significant transfers of assets or liabilities at fair value between the three levels of IFRS fair value hierarchy.

Accumulated changes in the fair value of financial liabilities attributable to changes in credit risk amounted to Skr 96.1 million (1Q10: Skr 164.3 million), which represents a cumulative reduction of the book value. For the period January 1 to March 1 this has changed by Skr -11.8 million (1Q10: Skr -46.4 million), which increased the value of financial liabilities and affected operating profit negatively. The accumulated changes for derivatives amounts to Skr -4.3 million (1Q10: Skr -20.2 million), period changes amounted to Skr 19.3 million (1Q10: Skr 1.3 million) which has a positive effect on operating profit.

During the three-month period ended March 31, 2010, repayments of long-term debt amounted to approximately Skr 8.3 billion (1Q10: Skr 27.8 billion), and repuchases of SEK’s own debts amounted to approximately Skr 16.6 billion (1Q10: Skr 1.3 billion).

Reclassification

As of July 1, 2008, and October 1, 2008, SEK reclassified certain assets to the category “loans and receivables” from the categories “held-for-trading” and “assets available-for-sale”. The reason for the reclassification was that those assets had been illiquid due to the extraordinary market conditions which existed during late 2008 due to the global financial crisis, and the Company assessed itself to be able to hold the assets to maturity. Therefore there was no need for impairment of such securities held for trading or securities available for sale. The reclassified assets consist of interest-bearing fixed rate bonds. At the time of the reclassification, the expected cash flows of the reclassified assets were equal to the contractual amounts, including principal and interest.

The aforementioned reclassification of the fair value of assets, previously accounted for as held-for-trading securities, to the category “loans and receivables”occurred on October 1, 2008 with retroactive effect from July 1, 2008. This reclassification affected SEK’s results by avoiding a positive earnings effect of Skr 0.3 million for the period January 1 to March 31, 2011 and avoiding a positive earnings effect of Skr 3.3 million for the period January 1 to March 31, 2010. With respect to the period January 1 to March 31, 2011, total interest revenues of Skr 14.3 million were derived from these reclassified assets, while, with respect to the period January 1 to March 31, 2010, total interest revenues Skr 17.9 million were derived from the reclassified assets. The weighted average effective interest rate for these assets amounted to 2.6 percent.

	March 31, 2011			December 31, 2010
Skr mn	Nominal value	Book value	Fair value	Book value	Fair value
Reclassified financial assets:
Other interest-bearing securities except loans	1,045.1	1,055.9	1,055.9	3,368.9	3,368.6

The aforementioned reclassification of assets earlier accounted for as “available-for-sale” to the category “loans and receivables” occurred as of October 1, 2008. The reclassification affected value changes reported in other comprehensive income by avoiding a positive effect of Skr 3.1 million for the period January 1 to March 31, 2011. For the period January 1 to March 31, 2010 the reclassification affected value changes reported in other comprehensive income by avoiding a positive effect of Skr 23.1 million. With respect to the period January 1 to March 31, 2011, total interest revenues of Skr 26.9 million were derived from these reclassified assets and during the period January 1 to March 31, 2010, total interest revenues of Skr 37.3 million were derived from the reclassified assets. The weighted average effective interest rate for these assets amounted to 2.0 percent.

	March 31, 2011			December 31, 2010
Skr mn	Nominal value	Book value	Fair value	Book value	Fair value
Reclassified financial assets:
Other interest-bearing securities except loans	3,366.1	3,387.8	3,359.2	4,235.6	4,203.9
Loans in the form of interest-bearing securities	1,385.4	1,391.5	1,391.7	1,783.2	1,783.4
Total	4,751.5	4,779.3	4,750.9	6,018.8	5,987.3

Note 7. Derivatives

Derivative instruments by categories:

	March 31, 2011			December 31, 2010
Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	3,100.5	6,305.2	138,784.0	3,846.8	7,003.8	148,043.8
Currency-related contracts	18,271.5	8,503.8	244,017.3	24,815.3	6,456.4	253,930.1
Equity-related contracts	3,465.9	4,703.3	56,704.1	7,085.1	3,958.0	73,069.0
Contracts rel. to commodities, loan risk, etc.	2,340.8	308.9	21,852.2	1,912.6	639.2	20,611.9
Total derivatives	27,178.7	19,821.2	461,357.6	37,659.8	18,057.4	495,654.8

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and SEK is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts (swaps, etc.). These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

SEK uses swap agreements (primarily) to hedge risk exposure inherent in financial assets and liabilities. SEK enters into swap agreements only under ISDA master agreements and all swap contracts are with financial institutions as counterparties. Counterparty risks are managed by using an ISDA Credit Support Annex. Swaps are measured at fair value by using market quoted rates where available. If market quotes are not available, valuation models are used. SEK uses models to adjust the net exposure fair value for changes in counterparty’s credit quality. The models used include both directly observable and non-observable market parameters.

SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using swaps with offsetting terms in order to obtain effective economic hedges. These hybrid debt instruments are classified as financial liabilities measured at fair value. As there are no market quotes for this group of instruments, internal valuation models, external valuation models, prices from external sources or prices from external parties or brokers for such instruments are used to calculate fair value. The model used is the same for a hybrid liability and the structured swap hedging it, except for adjustments due to the counterparty’s or SEK’s own credit risk. Thus, with the exception of effects from changes in the counterparty’s and SEK’s own credit risk, fair value changes in a hybrid liability are always matched by corresponding changes in the fair value of the swap that is hedging that liability. Although SEK’s credit rating has not changed during the period, developments on financial markets have to some extent affected the prices at which SEK’s debt is issued. Such developments, which differ in different markets, have been taken into account in calculating the fair values for such liabilities. The models used include both directly observable and non-observable market parameters.

The nominal amounts of derivative instruments do not reflect real exposures. In the case in which a collateral agreement has been negotiated with the counterparty, the threshold amount under the collateral agreement represents real exposure. In the case in which no collateral agreement has been negotiated with the counterparty, the positive fair value represents the real exposure. In almost all cases SEK has negotiated collateral agreements. See the table “Total Exposures” in Note 11, for information regarding amounts of risk exposures related to derivatives.

Some credit default swap contracts are derivatives and accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. As of March 31, 2011 the nominal amount of such financial guarantee contracts was Skr 19,196.0 million (Year-end 2010: Skr 20,020.7 million).

Note 8. S-system

Pursuant to an agreement between SEK and the Swedish state, SEK has specific conditions for granting loans in the S-system. See Note 1(d) in the Annual Report for 2010. The remuneration from the S-system to SEK in accordance with the agreement, which amounted to Skr 13.8 million for the year (Q110: Skr 9.6 million), is shown as a part of interest revenues in the Statements of Comprehensive Income for SEK. The assets and liabilities of the S-system are included in SEK’s statements of financial position.

CIRR loans (Commercial Interest Reference Rate) represent one of the two loan types in the S-system, the other being concessionary loans. The net result in the S-system for the first quarter 2011 amounted to Skr 53.8 million (Q110: Skr -55.5 million), of which the net result for the CIRR loans represented Skr 63.6 million (Q110: Skr -46.2 million).

Statements of Comprehensive Income for the S-system

Skr mn	Jan-Mar, 2011	Oct-Dec, 2010	Jan-Mar, 2010	Jan-Dec, 2010
Interest revenues	180.7	185.8	144.1	680.2
Interest expenses	-194.2	-167.2	-190.0	-710.7
Net interest revenues	-13.5	18.6	-45.9	-30.5
Remuneration to SEK	-13.8	-14.5	-9.6	-48.7
Commissions earned	78.4	50.8	—	50.8
Foreign exchange effects	2.7	-0.6	0.0	0.6
Reimbursement to (-) / from (+) the State	-53.8	-54.3	55.5	27.8
Net result	0.0	0.0	0.0	0.0

Statements of Financial Position for the S-system
(included in SEK’s Statements of Financial Position)

Skr mn	March 31, 2011	December 31, 2010
Cash and cash equivalents	1.5	55.9
Loans	23,931.6	23,989.0
Derivatives	22.9	16.9
Other assets	1,053.7	1,466.8
Total assets	25,009.7	25,528.6

Liabilities	24,057.9	24,353.6
Derivatives	951.8	1,175.0
Equity	—	—
Total liabilities and equity	25,009.7	25,528.6

Commitments
Committed undisbursed loans	13,881.1	16,570.1

Note 9. Segment Reporting

In accordance with IFRS 8, SEK has the following three business segments: granting of loans, advisory services and capital markets products. Advisory services and capital markets products are similar with respect to risks and returns. The combined revenues for the segments other than granting of loans amounted to less than 1 percent of the Consolidated Group’s total revenues and their operating profits amounted to less than 1 percent of the Consolidated Group’s total operating profit while less than 1 percent of the Consolidated Group’s total assets were attributable to these two segments for all periods and at all dates presented herein. As a result, these segments are not separately reported on in these notes. SEK therefore has reported separately only on the segment “granting of loans”. The company’s management evaluates its business mainly on the basis of the non-IFRS income measure, adjusted operating profit (Core Earnings). Adjusted operating profit (Core Earnings) equals operating profit (IFRS) excluding some fair valuation effects recorded according to IFRS.

Granting of loans includes the following products and services: lending; export finance; and structured finance projects. Advisory services include the following services: independent consulting services. Capital markets products include the following products: capital market products issued by third parties and sold by SEK to other third-party investors.

Income Jan-Mar, 2011

Skr mn	Interest revenues	Interest expenses	Net interest revenues	External commissions earned	Internal commissions earned	Sum of comissions earned
Granting of loans	2,521.9	-2,093.0	428.9	6.1	—	6.1
Other segments (1)	2.5	0.9	3.4	—	—	—
Elimination (3)	2.4	0.8	3.2	—	—	—
Total	2,526.8	-2,091.3	435.5	6.1	0.0	6.1

Income Oct-Dec, 2010

Skr mn	Interest revenues	Interest expenses	Net interest revenues	External commissions earned	Internal commissions earned	Sum of comissions earned
Granting of loans	2,703.3	-2,200.0	503.3	0.8	—	0.8
Other segments (1)	0.2	—	0.2	3.0	2.5	5.5
Elimination (3)	—	3.6	3.6	—	-2.5	-2.5
Total	2,703.5	-2,196.4	507.1	3.8	0.0	3.8

Income Jan-Mar, 2010

Skr mn	Interest revenues	Interest expenses	Net interest revenues	External commissions earned	Internal commissions earned	Sum of comissions earned
Granting of loans	2,980.1	-2,569.7	410.4	0.1	—	0.1
Other segments (1)	—	—	—	7.3	2.2	9.5
Elimination (3)	—	4.4	4.4	—	-2.2	-2.2
Total	2,980.1	-2,565.3	414.8	7.4	0.0	7.4

Income Jan-Dec, 2010

Skr mn	Interest revenues	Interest expenses	Net interest revenues	External commissions earned	Internal commissions earned	Sum of comissions earned
Granting of loans	12,182.8	-10,299.8	1,883.0	1.0	—	1.0
Other segments (1)	0.3	—	0.3	18.7	10.4	29.1
Elimination (3)	—	15.2	15.2	—	-10.4	-10.4
Total	12,183.1	-10,284.6	1,898.5	19.7	0.0	19.7

Operating profit Skr mn	Jan-Mar, 2011	Oct-Dec, 2010	Jan-Mar, 2010	Jan-Dec, 2010
Granting of loans	333.7	3,064.2	315.6	4,109.1
Other segments	0.2	1.9	3.1	5.6
Adjusted operating profit (core earnings) (2)	333.9	3,066.1	318.7	4,114.7
Change in value according to IFRS	124.1	-98.1	-39.5	-175.0
Operating profit (4)	458.0	2,968.0	279.2	3,939.7

Assets (4) Skr mn	March 31, 2011	December 31, 2010
Granting of loans	311,837.9	339,665.9
Other segments (1)	22.8	21.7
Elimination	—	—
Total	311,860.7	339,687.6

(1) Other segments consists of the segments Advisory services and Capital markets products.

(2) Excluding unrealized fair-value changes according to IAS 39.

(3) Elimination for internal sales between segments.

(4) Including unrealized fair-value changes according to IAS 39.

Note 10. Contingent liabilities, contingent assets and commitments

Contingent liabilities and commitments are disclosed in connection with the consolidated statements of financial position as of March 31, 2011. Contingent liabilities consist of liabilities related to previous loans in Venantius AB. Commitments consist of committed undisbursed loans. Such committed undisbursed loans represent loan offers that have been accepted by the customer but not yet disbursed. Of the Skr 33,117.7 million of committed undisbursed loans at March 31, 2011 (Year-end 2010: Skr 38,205.2 million), committed undisbursed loans under the S-system represented Skr 13,881.1 million (Year-end 2010: Skr 16,570.1 million). Such commitments under the S-system sometimes include a fixed-rate option, the cost of which is reimbursed by the Swedish state in accordance with an agreement with the state (see Note 8).

Following Lehman Brothers Holdings Inc.’s (the parent company in the Lehman Brothers group) request for bankruptcy protection on September 15, 2008, SEK replaced most of the outstanding derivative contracts the parent company had entered into with three different Lehman Brothers entities. In accordance with the terms of the original contracts (which generally took the form of ISDA Master Agreements), SEK prepared statements of claim (“Calculation Statements”) in relation to all of these Lehman Brothers entities. The Calculation Statements were delivered to the respective counterparties in the beginning of October 2008.

The majority of the contracts SEK had with different Lehman Brothers entities served primarily to hedge SEK against market risk. Those contracts have been replaced with new contracts. In addition, SEK had entered into credit default swaps with Lehman Brothers entities that were accounted for as financial guarantees and therefore recorded at amortized cost. The underlying counterparties covered by these credit default swaps all had such creditworthiness as to qualify under SEK’s policies to be held without credit default swap coverage. SEK has therefore not replaced these credit default swaps. The Calculation Statements include claims for calculated costs related to the replacement of these financial guarantees, however. SEK’s claims against Lehman Brothers associated with these financial guarantees total approximately Skr 0.6 billion, which has not been recognized in the statement of financial position due to the requirement that contingent assets only be recognized when there is virtual certainty of collection. Given the unprecedented nature of the Lehman Brothers bankruptcy filing and the expected length of the bankruptcy process, an assessment has been made that the “virtual certainty of collection” standard has not been met.

In June 2009, Lehman Brothers Finance S.A. (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (“LBF”) notified the Parent Company that LBF was demanding the payment of amounts that LBF claimed were due under one of the original ISDA Master Agreements (the “LBF Agreement”), plus interest, rejecting SEK’s claims for cross-affiliate set-off, interest and damages, as reflected in certain of the Calculation Statements. SEK rejected LBF’s claim for payment and its other objections to the relevant Calculation Statements. SEK disagrees with LBF’s position, and intends to vigorously defend its position.

In March 2011, SEK reached an agreement with representatives for one of the other subsidiaries in the Lehman Brothers group which means that the parties has agreed on the current claims between SEK and the Lehman Brothers subsidiary.

SEK believes that, the company will not suffer any significant losses related to the bankruptcy of Lehman Brothers and has therefore not made any provision for this. SEK’s set-off and damage claims have however not been settled, and no assurance can be given that they will be compensated in full. Nor can any guarantees on the outcome of the group’s dispute with LBF be given. SEK will continue to evaluate the situation and await the outcome of Lehman Brothers Holdings Inc.’s bankruptcy.

In March 2009, in connection with the settlement of a claim against Sparbanksstiftelsernas Förvaltnings AB (“SFAB”), SEK came to an agreement with SFAB by which SEK, through a purchase, assumed ownership of 25,520,000 shares in Swedbank AB representing approximately 3.3 percent of Swedbank’s total share capital and votes. On June 16, 2009 SEK received a claim from SFAB challenging the agreement related to the transfer of ownership in the shares of Swedbank AB, which claim has been rejected by SEK. SEK subsequently subscribed for new shares in a rights offering of Swedbank AB in the autumn of 2009. Payment for new shares of Skr 497.6 million was delivered on October 6, 2009.  SEK’s holding in Swedbank AB amounted to 3.3 percent and the number of shares amounted to 38,280,000 after participating in the rights offering.

On October 26, 2009, SEK received an additional claim from SFAB relating to the value of SEK’s entire current stake in Swedbank (38,280,000 shares), including fair valuation changes. These shares had an acquisition cost of a total of Skr 997.6 million, and, as of September 30, 2010, had a book value of Skr 3,592.0 million, which corresponded to the fair value. The aforementioned additional claim does not affect SEK’s previous conclusion that SFAB has no valid claim, and, therefore, it has been rejected.

On November 11, 2009, SFAB announced that it had initiated arbitration proceedings. On March 1, 2010, SFAB submitted a statement of claim against SEK at the Arbitration Institute of the Stockholm Chamber of Commerce. The statement of claim has subsequently (after SEK filed its defense) been supplemented and developed. The arbitration process is still ongoing. On March 5, 2010, SFAB also submitted an application for summons against SEK in the said dispute to the City Court of Stockholm. SEK still considers that SFAB’s demands are unfounded and has therefore not made any financial provisions in respect of any of the actions taken by SFAB as described above.

On October 28, 2010, SEK sold its entire stake in Swedbank AB. The holding was privately placed with a number of Swedish and international institutional investors. SEK, a holder of shares in Swedbank since March 2009, had previously announced that it should not be regarded as a long-term owner but rather had the intention to sell the stake in a responsible way. The shares, which had been acquired at a cost of Skr 997.6 million, were sold for a total of Skr 3,562.7 million resulting in a profit of Skr 2,565.0 million before taxes. At the board meeting held on October 29, 2010, SEK’s Board of Directors resolved to call an extraordinary general meeting with the purpose to propose an extra dividend amounting to Skr 1,890.0 million, equal to the realized profit from the sale after tax. The extraordinary general meeting was held on December 1, 2010, and a decision on a special dividend amounting to Skr 1,890.0 million was made. The dividend was paid to SEK’s owner, the Swedish state, on December 15, 2010.

Note 11. Capital Adequacy and Exposures

Capital Adequacy

The capital adequacy ratio of SEK as a consolidated financial entity, calculated according to Basel II, Pillar 1, as of March 31, 2011 was 24.5 percent (Year-end 2010: 22.4 percent) without taking into account the effects of currently applicable transitional rules (see below).

For further information on capital adequacy, risks and Basel II, see the Risk section of SEK’s Annual Report for 2010. The discussion of risks in the Annual Report for 2010 remains materially accurate as of the date hereof.

Capital base

Skr mn	March 31, 2011	December 31, 2010
Primary capital (Tier-1)	14,509	14,432
Supplementary capital (Tier-2)	—	—
...Of which upper Tier-2	—	—
...Of which lower Tier-2	—	—
Total capital base	14,509	14,432

Capital base - Adjusting items

Skr mn	March 31, 2011	December 31, 2010
Equity	12,814	12,570
Expected dividend	-401	-301
Items recognized at fair value	24	-75
Intangible assets and other adjustements	-57	-58
Tier-1 eligible subordinated debt	2,206	2,381
100% of expected loss in accordance with IRB-calculation	-77	-85
Total Tier-1 capital	14,509	14,432

Impact on the capital base from expected loss

Expected loss is calculated according to law and regulations, based on information from SEK’s internal ratings-based approach (IRB-approach). Such an expected loss does not represent real, individually anticipated losses, but reflects a theoretically calculated amount. Expected loss is a gross deduction from the capital base. This deduction is decreased by impairments of financial assets for which expected loss is calculated. If the impairments exceed the expected loss, the surplus is added to the capital base. As of March 31, 2011 the deduction from the capital base amounted to Skr 77 million. The amount reduces Tier-1 capital. As of December 31, 2010, the theoretically calculated expected loss amounted to Skr 85 million.

Capital Requirements in Accordance with Pillar 1

	March 31, 2011		December 31, 2010
Skr mn	Weighted claims	Required capital	Weighted claims	Required capital
Credit risk standardised method	1,286	103	925	74
Credit risk IRB method	54,198	4,336	58,157	4,653
Currency exchange risks	—	—	—	—
Operational risk	3,766	301	5,371	430
Total Basel II	59,250	4,740	64,453	5,157

Basel I based additional requirement (1)	1,427	114	26	2
Total Basel II inkl. additional requirement	60,677	4,854	64,479	5,159

Total Basel I	75,847	6,068	80,599	6,448

(1) The item “Basel I based additional requirements” is calculated in accordance with § 5 of the law (2006:1372) on implementation of the capital adequacy requirements (2006:1371).

Credit risks

For risk classification and quantification of credit risk SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) of each of its counterparties, while the Swedish Financial Supervisory Authority establishes the remaining parameters. The Swedish Financial Supervisory Authority has, however, exempted the company, until December 31, 2012, for some exposures. For exposure exempted from the IRB approach, SEK applies the standardized approach when calculating the capital requirement for credit risk.

Operational risks

The regulations provide opportunities for companies to use different methods for the calculation of capital requirements for operational risks. SEK calculates the capital requirement for operational risks according to the Basic Indicator Approach. The capital requirement for operational risk under the Basic Indicator Approach equals 15 percent of a revenue indicator. The revenue indicator represents an average of operational revenues during the prior three years. Operational revenues are calculated as the sum of the following items: interest and leasing revenues, interest and leasing expenses, dividends received, commissions earned, commissions incurred net results of financial transactions and other operational revenues.

Transitional rules

Since 2007, the capital requirement has been determined, primarily, based on Basel II rules. The legislature has, however, chosen not to immediately allow the full effect of the Basel II regulations. The reason for this is that these rules would result in a lower capital requirement than that calculated on the basis of the earlier, less risk-sensitive, Basel I rules. Therefore, during a transitional period initially set from 2007 to 2009, the relevant institutions (including SEK) have made parallel calculations of their capital requirement based on the earlier, less risk-sensitive, Basel I rules. In the event that the capital requirement calculated under the Basel I rules — reduced to 95 percent of the calculated total in 2007, 90 percent in 2008, and 80 percent in 2009 — has exceeded the capital requirement based on the Basel II rules, the capital requirement based on the Basel I rules (reduced by the relevant percentage) has constituted the minimum capital requirement during the transitional period. The authorities decided during 2009 to extend the transitional rules to apply until the end of 2011. The capital requirement will thereby also be reduced to 80 percent of the calculated total during 2010 and 2011.

Capital Adequacy Analysis (Pillar 1)

	March 31, 2011		December 31, 2010
Skr mn	Excl. Basel I based add. requirement	Incl. Basel I based add. requirement	Excl. Basel I based add. requirement	Incl. Basel I based add. requirement
Total capital adequacy	24.5%	23.9%	22.4%	22.4%
...Of which related to primary capital (Tier-1)	24.5%	23.9%	22.4%	22.4%
...Of which related to supplementary capital (Tier-2)	—	—	—	—

Capital adequacy quota (total capital base / total required capital)	3.06	2.99	2.80	2.80

Exposures

Total exposures

	Total				Credits & interest-bearing securitites				Undisbursed credits, derivatives, etc
Skr billion	March 31, 2011		December 31, 2010		March 31, 2011		December 31, 2010		March 31, 2011		December 31, 2010
Classified by exposure class	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	15.5	5	16.5	5	13.5	5	14.4	5	2.0	4	2.1	4
Government export credit agencies	114.5	36	123.8	36	86.6	31	91.1	31	27.9	63	32.7	64
Regional governments	21.7	7	23.7	7	21.2	7	23.2	8	0.5	1	0.5	1
Multilateral development banks	0.4	0	0.4	0	0.4	0	0.4	0	0.0	0	0.0	0
Financial institutions	104.6	32	114.1	33	94.6	35	101.6	35	10.0	23	12.5	24
Corporates	42.2	13	43.3	12	38.3	14	39.7	13	3.9	9	3.6	7
Securitization positions	22.0	7	24.0	7	22.0	8	24.0	8	0.0	0	0.0	0
Total	320.9	100	345.8	100	276.6	100	294.4	100	44.3	100	51.4	100

Asset-backed securities held

The tables below includes current aggregated information regarding SEK’s total net exposures (after effects related to risk-coverage) related to asset-backed securities held and current rating. Ratings in the table as of 31 March 2011 are stated as the second lowest of the ratings from Standard & Poor’s, Moody’s and Fitch. When only two ratings are available the lowest is stated. All of these assets represent first-priority tranches, and they have all been rated ‘AAA’/’Aaa’ by Standard & Poor’s or Moody’s at acquisition.

Net exposures Skr mn

	March 31, 2011
									...of which	...of which		...of which		...of which		...of which		...of which		...of which		...of which
		Credit	Auto		Consumer				rated	rated		rated		rated		rated		rated		CDO rated		CDO rated
Exposure	RMBS(3)	Cards	Loans	CMBS(3)	Loans	CDO(3)	CLO(3)	Total	‘AAA’	‘AA+’		‘AA’		‘AA-’		‘A+’		‘A-’		‘BBB+’		‘CCC’
Australia	4,146							4,146	4,146
Belgium	760							760	760
France			107					107	107
Germany			289	72				361	361
Ireland	960						20	980		63	(2)			393	(2)	20	(2)	207	(2)	297	(2)
Japan			6					6	6
Netherlands	1,126							1,126	1,126
Portugal	371							371	371
Spain	1,052		103		126		276	1,557	948	329	(2)	280	(2)
United Kingdom	8,500						105	8,605	8,605
United States		447				113	2,907	3,467	2,491	863	(2)											113	(1)
Total	16,915	447	505	72	126	113	3,308	21,486	18,921	1,255		280		393		20		207		297		113

(1) These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded dramatically during 2008 to 2010, by Standard & Poor’s from ‘AAA’ to ‘CC’, by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘C’. Due to the dramatic rating downgrades, the Company has analyzed the expected cash flows of the assets. Based on information presently known, the Company has recorded a total impairment of Skr 475.4 million for these assets.

(2) Of these assets Skr 1,507.1 million still have the highest-possible rating from at least one of the rating institutions.

(3) RMBS = Residential Mortgage-Backed Securities

CMBS = Commercial Mortgage-Backed Securities

CDO = Collateralized Debt Obligations

CLO = Collateralized Loan Obligations

Net exposures Skr mn

	December 31, 2010
									...of which	...of which		...of which		...of which		...of which		...of which		...of which
		Credit	Auto		Consumer				rated	rated		rated		rated		rated		rated		CDO rated
Exposure	RMBS(3)	Cards	Loans	CMBS(3)	Loans	CDO(3)	CLO(3)	Total	‘AAA’	‘AA+’		‘AA’		‘AA-’		‘A+’		‘A’		‘CCC’
Australia	4,620							4,620	4,620
Belgium	765							765	765
France			146					146	146
Germany			388	73				461	461
Ireland	999						41	1,040	484					212	(2)	41	(2)	303	(2)
Japan			9					9	9
Netherlands	1,157						142	1,299	1,299
Portugal	382							382	382
Spain	1,096		120		154		306	1,676	1,027	347	(2)	302	(2)
United Kingdom	9,216							9,216	9,216
United States		450				163	3,270	3,883	2,717	1,003	(2)									163	(1)
Total	18,235	450	663	73	154	163	3,759	23,497	21,126	1,350		302		212		41		303		163

(1) These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded dramatically during 2008 and 2009, by Standard & Poor’s from ‘AAA’ to ‘CC’, by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘CCC’. Due to the dramatic rating downgrades, the Company has analyzed the expected cash flows of the assets. Based on information presently known, the Company has recorded a total impairment of Skr 475.4 million for these assets.

(2) Of these assets Skr 1,747.6 million still have the highest-possible rating from at least one of the rating institutions.

(3) RMBS = Residential Mortgage-Backed Securities

CMBS = Commercial Mortgage-Backed Securities

CDO = Collateralized Debt Obligations

CLO = Collateralized Loan Obligations

Note 12.  Events after the Reporting Period

On April 13, 2011, the Parent Company in the Consolidated Group sold all of the shares in the wholly-owned subsidiary AB Sektionen to a company in the LMK Industri AB Group. AB Sektionen’s main asset is its building, which served as SEK’s headquarters up to December 17, 2010, when SEK moved its headquarters to new, rented, premises. AB Sektionen’s operating business before the sale was to rent its building to the Parent Company. The sale is affecting the Consolidated Group comprehensive income and equity positively in April with approximately Skr 100 million before tax.

The Board of Directors and the President confirms that the interim report provides a fair overview of the Parent Company’s and the Consolidated Group’s operations and their respective financial position and results, and describes material risks and uncertainties facing the Parent Company and other companies in the Consolidated Group.

Stockholm, April 29, 2011

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Ulf Berg Chairman of the Board	Christina Liffner Vice Chairman of the Board	Karin Apelman Director of the Board

Jan Belfrage Director of the Board	Helena Levander Director of the Board	Jan Roxendal Director of the Board

Risto Silander Director of the Board	Eva Walder Director of the Board	Per Östensson Director of the Board

Peter Yngwe President

Supplemental Information

(1)  Return on equity: operating profit, before and after taxes, expressed as a percentage per annum of the opening balance of equity, adjusted for dividends paid during the period. The result concerning fourth quarter 2010 was also adjusted so that it includes one fourth of the result from the sale of Swedbank shares. The standard tax rate for SEK is 26.3 percent. When calculating return on equity based on Core Earnings, reserves related to assets which can be sold and reserves for cash-flow hedge accounting are excluded from the opening balance of equity

(2) Adjusted operating profit (Core Earnings): operating profit (IFRS) excluding unrealized fair-value changes according to IFRS, before and after taxes. Fair-value changes relate to financial assets and financial liabilities, and to derivatives related to these assets (see Note 2).

(3) Total customer financial transactions include new loans accepted. “Offers accepted” refers to all loans accepted, regardless of maturities.

(4) Amounts of loans include all loans, including loans granted in the form of interest-bearing securities, as well as loans granted on traditional documentation. SEK considers that these amounts are useful measurements of SEK’s credit/lending volumes. Comments on lending volumes in this report therefore relate to amounts based on this definition (see Note 5).

(5) New borrowing with maturities exceeding one year.

(6) Translated as of March 31, 2011, at an exchange rate of Skr 6.3025 per USD. New borrowings are translated at exchanges rates on the day of transactions.

(7) Capital adequacy ratio: capital base expressed as a percentage of risk-weighted assets in accordance with Basel II, Pillar 1, excluding adjustments during the 2007-2011 transitional period  regarding required minimum capital. Please see Note 11 “Capital Adequacy and Exposures” in this interim report for a complete description of the calculation of required minimum capital during the transitional period.

(8) Capital adequacy ratio: capital base expressed as a percentage of risk-weighted assets in accordance with Basel II, Pillar 1, calculated in accordance with §5 of the law (Law 2006:1372) on implementation of the law (Law 2006:1371) on capital adequacy and large exposures.